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Exhibit 99.5

RAYMOND JAMES

November 22, 2004

        Raymond James & Associates, Inc. ("Raymond James") hereby consents to the inclusion of the opinion letter of Raymond James dated October 30, 2004 to the Special Committee of the Board of Directors and to the reference thereto in the Form S-4 relating to the proposed combination of Kaneb Pipe Line Partners, L.P., Kaneb Services LLC and Valero L.P.  In giving such consent, we do not admit that we come within the category of persons whose consent is required under, and we do not admit that we are "experts" for purposes of, the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Very truly yours,

Raymond James & Associates, Inc.

RAYMOND JAMES & ASSOCIATES, INC.

Raymond James & Associates, Inc.
Member New York Stock Exchange/SIPC
 2001 Ross Avenue, Suite 3550 Dallas, TX 75201
214-720-1314 800-393-1314 214-720-1315 Fax

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RAYMOND JAMES